Filed by Tyson Foods, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12(b)
under the Securities At of 1934
Subject Company: IBP, inc.
Commission File No. 1-6085
August 15, 2001

Media Contact: Ed Nicholson
                        (501) 290-4591

Investor Contact: Louis Gottsponer
                        (501) 290-4826

TYSON FOODS, INC. PROVIDES FURTHER INFORMATION ON STRUCTURE, IBP INTEGRATION PROCESS

SPRINGDALE, Ark., Aug. 15 /PRNewswire/ -- Tyson Foods, Inc. (NYSE: TSN - news) today provided further information regarding the structure of the company going forward, and the process to be taken in integrating the acquisition of IBP, inc. (NYSE: IBP - news).

In meetings with team members of both companies, Chairman and CEO John Tyson explained that the new company's channel structure, as announced last week, will consist of two primary marketing groups: a Foodservice and International Group, to be led by Co-COO and Group President Greg Lee, and a Fresh Meats and Retail Group, to be headed by Co-COO and Group President Dick Bond.

Additionally, Mr. Tyson announced that the management responsibility of the Shared Services groups, which are support services common across all sales channels, will be assigned to either Mr. Bond, Mr. Lee, Chief Financial Officer Steve Hankins or himself depending on the function.

In the meeting Mr. Tyson said, ``This structure was built from the customer back and allows us to focus on the needs of a defined channel and the specific customers within that channel.'' Tyson added, ``The size of our company is not important unless you can create value for your customers and shareholders from that scale. Our Foodservice, Retail, Club and International customers all have their own issues specific to their operating environments. We believe this structure will allow us to focus on those issues and create value.''

The new Tyson Foods will be the world's leading protein provider, with a focus on value-added products. The company will initially have approximately 28% of the US beef market, 23% of the chicken market, and 18% of the pork market. Revenues for fiscal 2002 are projected to be in excess of $25 billion, placing the company within the top 70 of last year's Fortune 500. The new Tyson will have more than 117,000 team members in more than 130 production facilities across the United States.

Headquarters for the new Tyson Foods will remain in Springdale, Arkansas. IBP's current headquarters in Dakota Dunes, South Dakota, will be the headquarters for the IBP Fresh Meat Division, and will also be home to other operations and support services.

Additionally, the company provided insight into the integration process, announcing that an integration plan had been put into action, with teams comprised of managers from both companies expected to be in place within the next 60 days. In order to allow both companies to remain focused on serving customers, a dedicated team with third party support has been brought on board to assist in creating and implementing the integration process. According to Tyson, ``One of the most important aspects of the integration process is for us to stay focused on our existing business with as little disruption to our business and our team members as possible. We're committed to blending the best practices and the best people from both organizations to create the world's pre-eminent branded protein provider.''

Other management decisions announced at the meeting include the following: Eugene D. Leman, currently the head of the Fresh Meats Division at IBP will remain in that capacity and report to Mr. Bond. John S. Lea, currently the Chief Marketing Officer for Tyson, has been selected to head the Grocery Channel and will report to Mr. Bond. Mr. Bond will also have oversight of all warehousing, supply chain and transportation for the new company. Donnie Smith, the Executive Vice President of Supply Chain Management for Tyson, will head this initiative.

Bill Lovette, currently President of Foodservice at Tyson, will head the Foodservice Poultry Channel and report to Mr. Lee. Don Rea, currently President of Foodbrands Foodservice will remain in that role and also report to Mr. Lee. Greg Huett, currently President of International for Tyson, and Roel G. M. Andriessen, currently President of IBP International, will both remain in their current roles and report to Mr. Lee. Purchasing for the new company will be led by Kenneth L. Rose, Executive Vice President of Operation Services for IBP, and will report to Mr. Lee.

The support services that will report directly to John Tyson include: Human Resources, which will be led by Ken Kimbro, who is currently the Senior Vice President of Human Resources for IBP. Mike Baker, currently President of Production Services at Tyson, will head the Technical Services area, which includes Quality Assurance and Food Safety, Environmental Compliance, and The Center of Operational Excellence. Additionally, Mr. Baker will continue his oversight of the Tyson Cobb-Vantress Subsidiary. Also reporting to Mr. Tyson will be Bob Corscadden, currently Tyson Senior Vice President of Corporate Marketing who will head Marketing Services, Communications and Public Relations.

Jim Cate, President of Tyson's Specialty Products Group will report to Bill Lovette. The Pork Group, led by John Thomas, will become part of the Fresh Meats Division.

Finally, as reported last week, Steve Hankins will be the CFO and Les R. Baledge will be General Counsel for the new company. Mr. Hankins will have the support services of Accounting, Finance, Information Technology, and Risk Management reporting to him. Carl Johnson, Tyson Executive Vice President of Administrative Services will lead Risk Management and report to Mr. Hankins. Mr. Baledge will head Legal Services.

Forward-Looking Statements
Certain statements contained in this communication are ``forward-looking statements,'' such as statements relating to future events and the proposed Tyson merger with IBP. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Among the factors that may cause actual results to differ materially from those expressed in, or implied by, the statements are the following: (i) the risk that Tyson and IBP will not successfully integrate their combined operations; (ii) the risk that Tyson and IBP will not realize estimated synergies; (iii) unknown costs relating to the proposed merger; (iv) risks associated with the availability and costs of financing, including cost increases due to rising interest rates; (v) fluctuations in the cost and availability of raw materials, such as feed grain costs; (vi) changes in the availability and relative costs of labor and contract growers; (vii) market conditions for finished products, including the supply and pricing of alternative proteins; (viii) effectiveness of advertising and marketing programs; (ix) changes in regulations and laws, including changes in accounting standards, environmental laws, and occupational, health and safety laws; (x) access to foreign markets together with foreign economic conditions, including currency fluctuations; (xi) the effect of, or changes in, general economic conditions; and (xii) adverse results from on-going litigation. Tyson undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT INFORMATION
MORE DETAILED INFORMATION PERTAINING TO TYSON'S PROPOSED MERGER WITH IBP WILL BE SET FORTH IN APPROPRIATE FILINGS TO BE MADE WITH THE SECURITIES AND EXCHANGE COMMISSION (``SEC''), IF AND WHEN MADE. SHAREHOLDERS ARE URGED TO READ ANY RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS WILL BE ABLE TO OBTAIN A FREE COPY OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON, LASSO AND IBP, WITHOUT CHARGE, AT THE SEC'S INTERNET SITE (HTTP://WWW.SEC.GOV ). COPIES OF ANY FILINGS CONTAINING INFORMATION ABOUT TYSON CAN ALSO BE OBTAINED, WITHOUT CHARGE, BY DIRECTING A REQUEST TO TYSON FOODS, INC., 2210 WEST OAKLAWN DRIVE, SPRINGDALE, ARKANSAS 72762-6999, ATTENTION: OFFICE OF THE CORPORATE SECRETARY (501) 290-4000.

Tyson and certain other persons named below may be deemed to be participants in the solicitation of proxies. The participants in this solicitation may include the directors and executive officers of Tyson. A detailed list of the names of Tyson's directors and officers is contained in Tyson's proxy statement for its 2001 annual meeting, which may be obtained without charge at the SEC's Internet site (http://www.sec.gov ) or by directing a request to Tyson at the address provided above.

As of the date of this communication, none of the foregoing participants individually beneficially owns in excess of 5% of IBP's common stock. Except as disclosed above and in Tyson's proxy statement for its 2001 annual meeting and other documents filed with the SEC, to the knowledge of Tyson, none of the directors or executive officers of Tyson has any material interest, direct or indirect, by security holdings or otherwise, in Tyson or IBP.

This communication is not an offer to purchase shares of IBP, nor is it an offer to sell shares of Tyson Class A common stock which may be issued in any proposed merger with IBP. Any issuance of Tyson Class A common stock in any proposed merger with IBP would have to be registered under the Securities Act of 1933, as amended and such Tyson stock would be offered only by means of a prospectus complying with the Act.